THE INTERGROUP CORPORATION
                                820 Moraga Drive
                              Los Angeles, CA 90049
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525


Via EDGAR

March 6, 2006

Steven Jacobs
Accounting Branch Chief
Amanda Sledge
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0409
Washington, D.C. 20549

Re:  The InterGroup Corporation; File No. 1-10324
     Response to Comment Letter Dated January 27, 2006

Dear Mr. Jacobs and Ms. Sledge:

This letter is in response to your comment letter dated January 27, 2006, regarding the Form 10-KSB for the Fiscal Year Ended June 30, 2005 and the
Form 10-QSB for the Quarterly Period Ended September 30, 2005 of The InterGroup Corporation ("InterGroup" or the "Company"). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.


Form 10-KSB for the Fiscal Year Ended June 30, 2005
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Item 8A. Controls and Procedures, page 45
-----------------------------------------

1. We note your statement that "Except as noted below, based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective..." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that, given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent that they are not effective.


RESPONSE:

We have reviewed your comments regarding disclosure of the conclusions reached by management on the effectiveness of the Company's disclosure controls and procedures. While the conclusions set forth in that disclosure are correct, the Company believes that the disclosure could have been stated in clearer and more unequivocal language. If the Commission believes that an amendment to this Item 8A is required, the Company proposes the following amended disclosure:


Item 8A. Controls and Procedures.

(a) Disclosure Controls and Procedures.

During the fourth quarter of fiscal 2005, the Company found that there were certain book and tax differences in the Company's investment in Justice Investors which were not effectively reconciled. As discussed in Note 7 of the Notes to the Financial Statements, the Company reduced its shareholders' equity and minority interest at June 30, 2003, to provide for deferred taxes on the differences between the Company's book and tax basis of its investment in Justice Investors. The adjustment had no impact on the Company's previously reported statements of operations or statements of cash flows for the year ended June 30, 2004.

Subsequent to fiscal year 2003, the Company instituted procedures and controls to address any deficiencies in its disclosure controls and procedures related to the determination and reporting of its deferred income tax balances, including the retention of outside tax consultants and implementing a program of continuous review and reconciliation of any differences on the book and tax basis of its assets.

The Company's management, with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal period covered by this Annual Report on Form 10-KSB. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures, including those related to its deferred tax balances, are effective in ensuring that information required to be disclosed in this filing is accumulated and communicated to management and is recorded, processed, summarized and reported in a timely manner and in accordance with Securities and Exchange Commission rules and regulations.

Management continues to re-evaluate the Company's existing disclosure controls and procedures and will implement such other changes as may be necessary.

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



Management's Consideration of the Restatement

Management considered the impact on the Company's internal control over financial reporting of the restatement related to deferred income taxes as more fully described in Note 7 of the Notes to the Financial Statements included in Item 7 of this Annual Report on Form 10-KSB. The Company found that there were certain book and tax differences in the Company's investment in Justice Investors which were not effectively reconciled. The Company completed an assessment of materiality under Staff Accounting Bulletin ("SAB") No. 99 and as a result concluded that the restatement related to deferred income taxes was not material to the balance sheets, the statements of operations, and the statements of cash flows for the years ended June 30, 2004 and 2005. Accordingly, because management concluded that a material misstatement did not occur with respect to this matter, management has concluded that there was not a material weakness in its internal control over financial reporting as of June 30, 2005.


(b) Changes in Internal Control Over Financial Reporting.

There have been no changes in the Company's internal control over financial reporting during the last quarterly period covered by this Annual Report on Form 10-KSB that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


Item 13. Exhibits List and Reports on Form 8-K, page 57
-------------------------------------------------------

2. Please revise the certifications filed as Exhibits 31.1 and 31.2 to conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B. Specifically, we noted that there are inconsistencies between the actual period covered by the report and your reference to the "annual report" or "quarterly report" in the certifications. Please revise to reflect the correct report period throughout the certification, or in the alternative, remove all references to "annual report" and "quarterly report," other than in paragraph one, and replace with "report." Please make conforming revisions to Exhibits 31.1 and 31.2 to your Form 10-QSB for the quarter ended September 30, 2005.


RESPONSE:

The Company has reviewed the certifications filed as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 and to its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2005. The Company acknowledges that there are certain inconsistencies in the exhibits related to references to the report period.

While we agree that the Company is responsible for the adequacy and accuracy of its disclosures, the one inconsistency existing in each of the exhibits is an obvious typographical error that can be immediately identified as such by the reader and it is not reasonably expected that any investor would be confused by that inconsistency. The first paragraph of each of the certifications properly identifies the report to which the certification applies. With respect to the certifications for the Form 10-KSB, an incorrect reference to a "quarterly report" appears in paragraph 2, with all other references in the certification correctly made to the annual report. The certifications for the Form 10-QSB have an incorrect reference to an "annual report" in paragraph 3, with all other references in the certifications correctly identifying the applicable report period.

To the extent that an amendment to the Company's Form 10-KSB report is required to address Comment 1 above, the Company will also file amendments to Exhibits 31.1 and 31.2 of that report.

With respect to the inconsistency that appears only in one reference in paragraph 3 of the certifications to the Form 10-QSB, the Company suggests that such inconsistency is immaterial and should not require the filing of an amendment to that Form 10-QSB Report. The Company will make sure that, in future filings, the wording of the certifications will be consistent with the language set forth in Item 601(b)(31) of Regulation S-B and your comment.

If you require further information or have further comments, please call me direct at my San Diego Office at (858) 673-4722 or our Controller David Nguyen at (310) 889-2511.

Sincerely,

/s/ Michael G. Zybala


Michael G. Zybala
Asst. Secretary & Counsel


cc:   John V. Winfield
      David Nguyen
      PricewaterhouseCoopers LLP


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